                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant                       [_]
Filed by a Party other than the Registrant    [X]

check the appropriate box:
[X]   Preliminary Proxy Statement
[_]   Definitive Proxy Statement
[_]   Definitive Additional Materials
[_]   Soliciting Material Under Rule 14a-12

                                              [_]  Confidential, for Use of the
                                                   Commission Only (as permitted
                                                   by Rule 14a-6(e) (2)

                             COMPUTER HORIZONS CORP.
               --------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                   AQUENT LLC
   --------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

     [X]  No fee required
     [_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

     1.   Title of each class of securities to which transaction applies:

     2.   Aggregate number of securities to which transaction applies:

     3. Per unit price on other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined

     4.   Proposed maximum aggregate value of transaction:

     5.   Total fee paid:

     [_]  Fee paid previously with preliminary material

     [_] check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.

               1.   Amount Previously Paid:

               2.   Form, Schedule or Registration Statement No.:

               3.   Filing Party:

               4.   Date Filed:

                                   AQUENT LLC
                               711 Boylston Street
                                Boston, MA 02116

                                    IMPORTANT

     Aquent Nominates Two Independent Directors And Proposes Other Action At
          The May 14 Annual Meeting In Order To Facilitate Negotiations
             Regarding Its Proposal To Acquire Computer Horizons Corp.
              For Approximately $151 Million Or $5 Per Share In Cash

                                                                  April __, 2003

Dear Fellow Shareholder of Computer Horizons Corp.:


     On behalf of Aquent LLC, a privately held global professional services firm and the owner of approximately 1,101,000 shares of Computer Horizons (approximately 3.6%), I am writing to notify you of some important developments regarding your Company. On April 14, 2003, Aquent sent a letter to the Company's Board of Directors proposing a cash merger transaction in which Aquent would acquire Computer Horizons for approximately $151 million, or $5.00 per share in cash. Our $5.00 per share proposal represents a premium of 67% to Computer Horizons' closing price on Friday, April 11, 2003 of $3.00, a 69% premium to Computer Horizons' average closing price of $2.96 over the 30 trading days prior to the public announcement of Aquent's proposal on April 14, 2003, and is higher than any trading price for Computer Horizons common stock over the last two years. We are confident that a combination of Aquent and Computer Horizons would benefit both companies' shareholders, customers, employees and contractors, and would result in a combined entity with the necessary size to be a leader in our industry.

     Since April 3, 2003 we have been expressing to the Company our desire to meet with the Board and management of the Company to negotiate a transaction that is in the best interests of all Computer Horizons shareholders. However, no meeting has taken place. On April 29--26 days after our initial request for a meeting--Computer Horizons sent us a written request for information about our sources of financing. The April 29 letter did not express any position on the merits of our proposal. While it is possible that the Company may subsequently agree to meet, we cannot predict how any discussions with the Company would progress or what reception our proposal would meet with from the Company. Accordingly, we remain committed to pursuing the means necessary to encourage the Board to seriously discuss our cash merger proposal with us. That is the reason why we are appealing directly to you--the true owners of Computer Horizons--by asking you to cast your votes at the Annual Meeting in a way that sends the Board an unequivocal message that you want to hold the Board accountable to you as to how it seeks to fulfill its fiduciary obligation to enhance value for all shareholders.

     At the Company's upcoming Annual Meeting of Shareholders, we intend to seek your support for two independent and highly-qualified candidates for election to Computer Horizons' Board of Directors. The two individuals Aquent intends to nominate as directors are Robert A. Trevisani and Karl L. Meyer. Both of these individuals have experience as public company directors. We believe that election of two new and independent members to the Company's Board, while they will not constitute a majority of the six-person Board, will help guide the Board to fulfill its fiduciary duty to explore all avenues open to the Board and its advisers with the goal of maximizing shareholder value. We are also seeking your support to amend the Company's by-laws to authorize shareholders who own 10% or more of Computer Horizons' outstanding stock to call a special meeting of shareholders. This will afford shareholders the opportunity to hold Computer Horizons' Board accountable for its actions at any time during the year, not just once a year at the annual meeting. At present, only management or the holders of 50% or more of Computer Horizons' outstanding stock can call a special meeting.

     Please know that we did not desire to file proxy materials and seek to take action at the Annual Meeting. We attempted, through an intermediary who contacted William J. Murphy, Computer Horizons' current chief executive officer, to arrange a meeting with Thomas J. Berry, the chairman of the board of the Company, and present our proposal to him in person. Mr. John J. Cassese, who had resigned as a director and was at the time on administrative leave
(and has since resigned) from his former role as chief executive officer following his recent indictment on insider trading charges, responded in a telephone call with Mr. Murphy on the line. Mr. Cassese made it clear that he had no interest in receiving or considering our proposal. During the call, Mr. Murphy did not express any interest in meeting with Aquent. The Company has subsequently stated publicly that Messrs. Murphy and Berry had "concluded that there was no point in discussing a business combination with Aquent" and that Mr. Cassese "concurred in the Company's view that there would be no purpose in meeting with Aquent as the Company was not interested in a business combination with Aquent."

    Recognizing the opportunity afforded by the upcoming Annual Meeting to hold Computer Horizons' directors and management team accountable, we felt it was imperative to appeal to the shareholders to take action at the Annual Meeting. Otherwise, we would risk an unacceptable delay of one year before our proposal, or a similar proposal, could be considered by you - the true owners of Computer Horizons - in connection with the Annual Meeting.

     Voting for our proposals at the Annual Meeting will not obligate you or the Company in any manner in regard to a possible acquisition of the Company by us or any third party. We seek only to sit down with the Board and its financial advisor, perform due diligence, try to agree upon the terms of the proposed cash merger and then present the transaction to you, the shareholders, to approve or disapprove as you see fit. We intend for the terms of the transaction to be reached through a process of negotiation with the directors subject to ultimate decision by you.

     For those of you unfamiliar with us, Aquent is a Boston-based premier global solutions company. We employed approximately 10,000 people worldwide during 2002 and operate 70 offices located in 15 countries. Our company consists principally of two divisions: IT Services, providing solutions in application development, quality assurance testing, and project management; and Marketing & Creative Services, providing outsourcing, systems consulting and staffing for Global 1000 companies. We have been profitable in each of the past 17 years since our inception. We have acquired more than a dozen companies since 1986, including Renaissance Worldwide, Inc., an IT Services company with annual revenues of more than $200 million, for approximately $100 million in cash in 2001.


     Please join us in sending a strong message to Computer Horizons' Board by voting FOR our proposals on the enclosed GOLD proxy card. The Company's Annual Meeting is scheduled to take place on Wednesday, May 14, 2003. The enclosed proxy statement contains important information concerning the Company's Annual Meeting, our nominees and our proposals - we strongly encourage you to read it carefully.

     WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY.

     IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING YOUR PROXY OR REQUIRE ASSISTANCE, PLEASE CALL MACKENZIE PARTNERS INC. AT (800) 322-2885.

                                        Thank you for your support.


                                        On behalf of Aquent LLC,


                                        Sincerely,

                                        John Chuang

                                        Chairman and Chief Executive Officer

                                    IMPORTANT

     Please sign, date and return the enclosed GOLD proxy card TODAY in the envelope provided.

     THIS SOLICITATION IS BEING MADE BY AQUENT AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

     YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED GOLD PROXY CARD AUTOMATICALLY REVOKES ALL PRIOR PROXY CARDS PREVIOUSLY SIGNED BY YOU.

     DO NOT MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED GOLD CARD IF YOU WISH TO VOTE FOR THE NOMINEES THAT AQUENT SUPPORTS.

     EVEN IF YOU PREVIOUSLY HAVE VOTED A PROXY CARD FURNISHED TO YOU BY THE COMPANY'S CURRENT BOARD, YOU HAVE THE LEGAL RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE MEETING.

     HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF APRIL 2, 2003, THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING, ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES ARE SOLD AFTER THE RECORD DATE.

     IF YOU PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE MEETING, YOU SHOULD OBTAIN A GOLD PROXY CARD FROM THE SELLER OF SUCH SHARES.

     IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TO US IN CARE OF MACKENZIE PARTNERS INC., THE FIRM ASSISTING US IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A GOLD PROXY CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A GOLD PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES. WE URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO US IN CARE OF MACKENZIE PARTNERS INC. AT THE ADDRESS INDICATED BELOW SO THAT WE WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

     If you have any questions about executing your proxy or require assistance, please call our proxy solicitor:


                        [LOGO OF MACKENZIE PARTNERS INC.]
                             105 Madison Avenue
                             New York, NY 10016
                        (212) 929-5502 (Call Collect)

                                      or

                         Call Toll-Free: (800) 322-2885

                                                              PRELIMINARY COPIES


                                   AQUENT LLC
                               711 Boylston Street
                                Boston, MA 02116

                         ------------------------------

                                 PROXY STATEMENT
                                       OF
                                   AQUENT LLC

                         ------------------------------

                         ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                             COMPUTER HORIZONS CORP.

                                  MAY 14, 2003
                         HANOVER MARRIOTT, WHIPPANY, NJ

                         ------------------------------


     The enclosed GOLD proxy card is solicited on behalf of Aquent LLC ("Aquent"). Only shareholders of record of Computer Horizons Corp. (the "Company") at the close of business on April 2, 2003, will be entitled to notice of and to vote at the annual meeting of shareholders (the "Annual Meeting") with each share entitled to one vote. As of April 2, 2003 the record date for the meeting, the Company had outstanding 30,209,112 shares of common stock, $.10 par value, 859,300 of which shares were held beneficially by Aquent, representing approximately 2.8% of the shares outstanding on the record date. Aquent currently beneficially holds 1,101,000 shares, or 3.6% of the currently outstanding shares. It is anticipated that Aquent's mailing to shareholders of this Proxy Statement and the enclosed GOLD proxy card will commence on or about April __, 2003.


     At the Annual Meeting, six persons will be elected to the Board of Directors of the Company (the "Board") to hold office until the next annual meeting of shareholders, or until their successors have been duly elected and qualified. In opposition to the solicitation of proxies by the current Board of the Company to re-elect themselves -- the six current incumbent directors -- Aquent is soliciting proxies to elect two outstanding nominees of Aquent (the "Aquent Nominees") and four of the six incumbents, thereby defeating the candidacy of Thomas J. Berry and Rocco J. Marano for re-election. Aquent believes that the Aquent Nominees, if elected, will provide valuable perspective to the Board and will seek to act in the best interests of the Company's shareholders. If Aquent determines at or prior to the Annual Meeting that any Aquent Nominee is unable or otherwise unavailable to serve as a director, Aquent reserves the right to nominate a replacement candidate for election as a director.

     Aquent believes that, if elected, the Aquent Nominees will seek to help the Board fulfill its fiduciary duty to explore all avenues open to the Company with the goal of maximizing shareholder value, including the evaluation of proposals to acquire the Company, such as Aquent has made. The Aquent Nominees will not be in a position, however, to effect any action, including any action referred to above, without the support of at least two or more of the incumbent members of the Board. There can be no assurance that the incumbent members of the

Board will vote with the Aquent Nominees to explore strategic alternatives. Aquent believes, however, that shareholder support for the Aquent Nominees may encourage the Board in its efforts to explore strategic alternatives to maximize shareholder value. If elected, the Aquent Nominees will be subject to a fiduciary duty to act in the best interests of all of the Company's shareholders and there can be no assurance that the Aquent Nominees will favorably respond to any acquisition offers or other proposals that Aquent may make. In addition, there can be no assurance that if the Aquent Nominees are elected the Company's value will be maximized.

     Aquent is also proposing an amendment to the Company's by-laws authorizing special meetings to be called by persons who own, individually or in the aggregate, 10% or more of the Company's outstanding common stock. Aquent believes this amendment will give the shareholders a greater voice in the governance of the Company at a time when important decisions must be made regarding the Company's future. At present, only management, or the holders of 50% or more of the Company's outstanding stock, can call a shareholders meeting. The reasons why Aquent thinks its proposals will be beneficial to shareholders are discussed below under the heading "WHY YOU SHOULD VOTE FOR AQUENT'S PROPOSALS."


                  PRIOR CONTACTS BETWEEN AQUENT AND THE COMPANY


     In March 2003 Aquent developed a proposal involving the possible acquisition of the Company by Aquent, based on publicly available information about the Company and without having any contacts with the Company. Aquent then asked Robert W. Baird & Co. Incorporated ("Baird"), an investment banking firm which had performed services for the Company in the past, to contact the Company to see whether a meeting could be arranged between Aquent and Thomas J. Berry, the Company's chairman of the board, so that its proposal could be presented in person. On April 3, 2003, Baird contacted William J. Murphy, the Company's president and chief executive officer and a member of the Board, and made the request. Later that day, Baird received a call from Mr. Murphy and John J. Cassese, the Company's former chief executive officer who on March 13, 2003 had resigned as a director of the Company and took a leave of absence as president and chief executive officer (and has since resigned) following his indictment by the Department of Justice on charges of insider trading involving a company unrelated to the Company. Mr. Cassese made it clear that he had no interest in receiving or considering our proposal. During the call, Mr. Murphy did not express any interest in meeting with Aquent. The Company has subsequently stated publicly that Messrs. Murphy and Berry had "concluded that there was no point in discussing a business combination with Aquent" and that Mr. Cassese "concurred in the Company's view that there would be no purpose in meeting with Aquent as the Company was not interested in a business combination with Aquent."

     After the April 4, 2003 discussion, Aquent concluded that it was imperative to take immediate action if it wanted to take advantage of the Annual Meeting scheduled for May 14, 2003 to give the Company's shareholders an opportunity to take actions intended to further the consideration of acquisition proposals by the Board. Concurrently with its preparation of a press release and preliminary proxy materials for the Annual Meeting, Aquent also prepared a letter addressed to each of the Board members concerning its proposal and reiterating Aquent's desire to meet with one or more Board representatives.

     On April 14, 2003, the same day that Aquent issued its initial press release regarding its proposed course of action, it sent a copy of the letter to each Board member and attempted to contact certain of the directors of the Company by telephone to indicate that a letter was being sent. This letter brought to the Board's attention for the first time that the price that we were proposing was $5 per share.

         In the two weeks that followed, none of the Company, its financial advisor or any of the individual directors were in contact with Aquent, although the Company has indicated that the Board has been considering Aquent's proposal throughout that time and still is considering it. On April 29, 2003, the Company sent Aquent a written request for information about its sources of financing. The letter did not express any position on the merits of Aquent's proposal or agree to a meeting with us.

         On the same day, April 29, the Company filed a complaint against Aquent in United States District Court for the District of New Jersey alleging that Aquent had made false and misleading statements in its preliminary proxy statements and in press releases. The Company is seeking an order requiring Aquent to file corrective proxy materials and press releases, voiding any votes or proxies obtained by Aquent and enjoining Aquent from voting its shares, acquiring additional shares, making a tender offer or otherwise attempting to acquire control of the Company until a period of time to be determined by the Court after such disclosures are made.

         A hearing was held the same afternoon, and the court has not yet decided the matter. Aquent believes that the Company's lawsuit is without merit and will continue to vigorously defend against it. Among other things, Aquent does not believe that it has made any false or misleading statements. Aquent has not yet obtained any votes or proxies.


                   WHY YOU SHOULD VOTE FOR AQUENT'S PROPOSALS

     Election Of The Aquent Nominees. Aquent urges you to elect the Aquent Nominees, and defeat the candidacy of Messrs. Berry and Marano, for two reasons.


     1. Aquent believes that the best way to encourage the Board to seriously consider an acquisition proposal from us or others, both before and after the Annual Meeting, is to add our nominees to the Board.


     2. Aquent believes that the transaction we are proposing is in the best interest of you, the shareholders, and is far superior to the Company's current business strategy.

     We Believe The Board Needs An Independence Perspective To Help In Fulfilling Its Duties. Aquent urges you to elect the Aquent Nominees in place of Messrs. Berry and Marano because Aquent believes that the Aquent

Nominees will help guide the Board to fulfill its fiduciary duty to explore all avenues open to the Board and its advisors with the goal of maximizing shareholder value.

     To date, more than three weeks after our initial approach to the Company, no meeting has taken place between Aquent or its advisors and the Company or its advisors in regard to our proposal.

     Aquent believes that the Board has a fiduciary duty to you, the shareholders, to thoughtfully consider all practical alternatives for maximizing shareholder value. One such alternative, in the case of virtually all public companies, is the possibility of being acquired by another company. This does not mean that the Board must accept any offer that, after careful analysis, it believes to be inadequate.

     Aquent has not received any response from the Company in the past three weeks, other than the above-mentioned request for information about our financing. In making that request, the Company stated that it has not reached any determination as to whether our proposal or a price of $5.00 per share can provide greater value to shareholders than other alternatives. Aquent therefore continues to believe that the best way to encourage the Board to seriously consider acquisition proposals that may be in your best interests is to elect the Aquent Nominees to the Board.

     We Believe Our Proposal Is In Your Best Interest. Aquent believes its proposal is far more attractive to the Company's shareholders than the likely consequences of continuing to follow management's current strategy. This is because:

     ~ Our proposed price of $5.00 per share constitutes a 67% premium to the Company's closing price on Friday, April 11, 2003 and a 69% premium to the Company's average closing price over the 30 trading days prior to the public announcement of Aquent's proposal on April 14, 2003, and is higher than any trading price for the Company's common stock over the past two years.(1)

     ~ Our bid is credible and, we believe, likely to be consummated if approved by the Company's shareholders. We have made over a dozen acquisitions in the past and know what is required to move to a prompt closing. We are prepared to devote our attention and resources to complete the transaction in an expeditious fashion. We financed our December 2001 acquisition of Renaissance Worldwide, Inc. for approximately $100 million in cash using cash on hand, asset based loans and equity and subordinated debt investments made by existing Aquent holders and their associates. All of such debt has subsequently been retired following the sale of our non-core government solutions business, and we currently have no long-term or institutional debt. We believe that we can finance an acquisition of the Company using cash on hand at Aquent and the Company, and the same type of asset based loans and additional debt and equity financing we used in the Renaissance acquisition.

     ~ We believe the Company's present management team has consistently failed to develop, articulate and execute a strategy that will increase Computer Horizons' share price. This failure has resulted in $109 million of losses over the past three years and a share price that has suffered greatly. We strongly doubt that management can get the Company's share price to approach or exceed
$5 per share in the foreseeable future without the prospect of an acquisition of the Company. During the Company's latest conference call on February 26, 2003, management announced another significant operating loss, and articulated another change in strategy - utilizing the Company's assets to acquire a federal government solutions business (an acquisition that could be extremely expensive, yet still not establish Computer Horizons as a significant service provider in that market). Even more disappointing, the Company's management team articulated no strategy for turning around its IT staffing business, which accounted for approximately 68% of its revenue in 2002. The Company's management team also failed to articulate how it would make its Chimes, Inc. subsidiary profitable in 2003. During the five trading days following the February 26 conference call, the Company's stock price dropped from $3.92 to $2.96 and never closed above $3.09 until after the public announcement of Aquent's proposal. During the same period, each of the NASDAQ, Standard & Poor's 500 and Dow Jones Industrial Average Indices rose at least 5%. Shareholders should make their own assessment of management's ability to execute on its newly articulated strategy and ask themselves whether the present management team's strategy is likely to increase or decrease shareholder value.

     ~ A transaction with us, if consummated, will afford shareholders the immediacy and certainty of a cash payment upon closing of the transaction, as compared with having the Company remain independent and waiting to see what effect management's current strategy may have on shareholder value. Shareholders will be free to invest or otherwise use the net proceeds of the transaction as they choose, rather than continue to be tied to an investment in the Company.


     By-Law Amendment. Aquent believes that authorizing shareholders who own 10% or more of the Company's stock to call special meetings of shareholders will afford shareholders the opportunity to hold the Board accountable for its actions at any time of the year, not just once a year at the Annual Meeting. Aquent therefore urges you to approve the proposed by-law amendment.

     Among other things, shareholders might seek to introduce corporate governance proposals or consider changing the composition of the Board more frequently than once a year, through the removal of incumbent directors and/or enlargement of the Board and the election of new directors to fill the resulting vacancies. Such action could be taken if the shareholders believed that the incumbent directors were not fulfilling their fiduciary duty to consider attractive acquisition proposals, or were otherwise acting out of selfish motives or seeking to entrench themselves in power. Aquent has not at present determined whether to take any particular actions that it might take at such a special meeting but it reserves its rights as a shareholder to take any such actions.


---------
(1) You should be aware that our cash merger price of approximately $151 million, or $5 per share, was developed by us, after consulting with our financial advisor, SunTrust Robinson Humphrey ("Robinson Humphrey"), on the basis of publicly available information about the Company. Among the principal financial measures used by the Company were multiples of revenues for IT staffing and IT solutions firms prevailing in market prices for publicly traded companies and in acquisitions of such companies. Revenue multiples are frequently used as valuation benchmarks because many IT staffing and IT solutions companies are currently incurring net losses and negative cash flow. Aquent did not request or obtain any appraisals of the Company's assets or estimates or projections of their net realizable values, nor did the Company request or obtain any opinion from Robinson Humphrey or any other firm in regard to the fairness of such price, from a financial point of view, to Aquent, its equityholders, the Company, the Company's shareholders or any other person.

     The Board, which is elected by the shareholders, should listen and be receptive to requests for special meetings by shareholders having a significant interest in the Company in order to give prompt and timely consideration to matters that shareholders deem important to their interests and not be required to wait until the next annual meeting, since the lapse of time could be very detrimental.

     Under New York law and the Company's charter and by-laws, most actions that can be taken by the shareholders at a special meeting without the concurrence of the Board require approval by the holders of a majority of those shares which are voted at the meeting, not by an absolute majority of the outstanding shares. It therefore seems illogical and unnecessary to require that an absolute majority of all outstanding shares be mobilized merely to call a meeting.

     FOR THE REASONS SET FORTH ABOVE, AQUENT BELIEVES THAT THE VALUE OF THE COMPANY IS BEING JEOPARDIZED BY THE REFUSAL OF MR. CASSESE TO ALLOW THE BOARD TO CONSIDER ACQUISITION OFFERS AND BELIEVES THAT THE ELECTION OF THE AQUENT NOMINEES REPRESENTS THE BEST MEANS TO ACT UPON THE BOARD'S FIDUCIARY DUTY TO EXPLORE ALL AVENUES TO MAXIMIZE THE VALUE OF THE SHAREHOLDERS' INVESTMENT IN THE COMPANY.

     AQUENT BELIEVES THAT ITS PROPOSAL TO THE COMPANY IS IN THE BEST INTEREST OF YOU, THE SHAREHOLDERS. AQUENT BELIEVES THAT FACILITATING THE CALL OF SPECIAL SHAREHOLDERS MEETINGS WILL HELP TO MAKE THE BOARD MORE ACCOUNTABLE TO SHAREHOLDERS.

     YOUR VOTE IS IMPORTANT. YOU, THE COMPANY'S SHAREHOLDERS, CAN MOVE TO PROTECT YOUR INVESTMENT IN THE COMPANY BY SIGNING, DATING AND MAILING PROMPTLY THE ENCLOSED GOLD PROXY CARD IN SUPPORT OF AQUENT'S NOMINEES.

             CERTAIN MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Election of Directors

     At the Meeting, six directors are to be elected to hold office until the next Annual Meeting and until their successors shall have been elected and qualified.

     It is Aquent's intention to vote the shares of Common Stock represented by the proxy, unless otherwise specified therein, to elect as directors the two Aquent Nominees whose names and biographies appear below and to re-elect all of the incumbent directors other than Messrs. Berry and Marano. For biographical and other information about the four incumbent directors whom Aquent intends to vote for, please refer to the proxy statement and form of proxy that has been distributed by the Company.

     At the Annual Meeting, Aquent will nominate the persons whose names and biographies appear below. In the event either of the Aquent Nominees should become unavailable or unable to serve as a Director, it is intended that votes will be cast for a substitute nominee designated by Aquent. Aquent has no reason to believe that any of the various nominees named on the GOLD proxy card or on management's white proxy card will be unable to serve if elected, although there can be no assurance as to whether management's nominees will serve if elected with either or both of the Aquent Nominees. If any of management's nominees should become unavailable or unable to serve as a director, the named proxies do not intend to cast votes for any substitute nominee. Each of the Aquent Nominees has consented to being named in this Proxy Statement and to serve if elected.


Aquent's Nominees


     Both of the Aquent Nominees have experience with public companies and with mergers and acquisitions:

     Karl L. Meyer, age 65, has been chairman of the board, president and a majority shareholder of Ermis Maritime Holdings Limited, a private holding company owning and operating ocean going tanker vessels, since February 2001. Previously, he held similar positions and was a ten percent shareholder in two publicly traded companies, Homeport Bancorp, Inc. (Nasdaq: HPBC), a single bank holding company owning the Nantucket Bank, from April 1991 to December 2000, and Marine Transport Lines, Inc. (Nasdaq: MTL), the owner and operator of 58 vessels, from April 1986 to December 1989. During Mr. Meyer's tenure, HPBC was merged with Seacoast Financial Services Corporation (Nasdaq: SCFS) and MTL was sold to private investors. Shareholders received cash in both of these transactions.

     Mr. Meyer has been Managing Director of Diogenes Management Company, an investment advisory company, since July 1995. He has served as a director of two other public companies, Stelmar Shipping Inc. (MYSE: SJH) from the date of its initial public offering in March 2001 to November 2002, accepting appointments as chairman of its audit committee and member of its remuneration committee, and BT Shipping Limited (Nasdaq: BTBT) from 1994 to 1996.

     Earlier in his business career, Mr. Meyer was responsible for the acquisition of Bulk Transport and affiliates, now OMI corp. (NYSE: OMM) by the Ogden Corporation (NYSE: OG) and the formation of SSI Navigation Inc., a subsidiary of the Itel Corporation (Amex: ITEL). Mr. Meyer holds a MBA degree from Harvard Business School (HBS) and a BS Degree and a Doctorate (honorary) degree from Massachusetts Maritime Academy (MMA). He is a member of the Executive Committee of the Wall Street Council of Boston College, chairman of the Board of Visitors of MMA and a member of the Partners of '63, an organization of classmates from HBS dedicated to improving education.

     Robert A. Trevisani, Esq., age 69, has been a partner at the law firm of Gadsby Hannah, LLP since 1968, with a specialty in mergers and acquisitions. He has also been an adjunct professor of Law at Boston College Law School since 1996, and formerly at Boston University Graduate School of Law from 1976 to 1996 where he designed and has taught courses in international mergers and acquisitions. He served as a director of HomePort Bancorp, a publicly traded bank holding company, from 1997 to 2000.

     Mr. Trevisani is an Overseer of Boston College Law School and president and trustee of The Commonwealth Charitable Foundation, Inc.; a trustee of Stratford Foundation, Inc.; a trustee of Mount Ida College; a trustee of WorldBoston/World Affairs Council; a trustee of the Institute for Experimental Psychiatry Research Foundation at the University of Pennsylvania; and vice president, treasurer and director of the American Association for Polish-Jewish Studies, Inc.
Mr. Trevisani holds an L.L.B. degree from Boston College Law School and an L.L.M. degree from New York University Law School.


     AQUENT RECOMMENDS THAT YOU VOTE "FOR" ITS NOMINEES ON THE ENCLOSED GOLD PROXY CARD.


     Each of the Aquent Nominees is a United States citizen. For additional information regarding the Aquent Nominees, see Appendix I annexed to this Proxy Statement. The information above and in Appendix I has been furnished to Aquent by the Aquent Nominees.

     Neither of the Aquent Nominees has had any material business relationships with Aquent over the past five years. The Aquent Nominees will not receive any compensation from Aquent for services as directors of the Company or for agreeing to stand for election as directors. Aquent will indemnify the Aquent Nominees against liabilities incurred by them in connection with the solicitation of proxies that arise out of or are based upon materially untrue or materially misleading statements or omissions made by Aquent (but not by them) or any other violation by Aquent (but not by them) of federal or state securities laws in connection with the solicitation.


By-Law Amendment

     Aquent is also proposing an amendment to the Company's by-laws authorizing special meetings to be called by persons who own, individually or in the aggregate, 10% or more of the

Company's outstanding common stock. We believe this amendment will give the shareholders a greater voice in the governance of the Company at a time when important decisions must be made regarding the Company's future. At present, only management, or the holders of 50% or more of the Company's outstanding stock, can call a shareholders meeting.


     Under Article VI of the Company's by-laws, the shareholders are authorized to amend the by-laws, with or without the Board's consent, by adopting an amendment at a meeting of shareholders.


     Aquent's proposal is as follows:

     "RESOLVED, that Article I, Section 3 of the by-laws be and hereby is amended to read in its entirety as follows:

     'Special Meetings. Special meetings of shareholders may be called at any time for any purpose or purposes by the board of directors or by the president and shall be called by the president or secretary within five business days after receipt of a written request signed by the holders of 10% or more of the issued and outstanding shares entitled to vote thereat, which request shall be delivered to the president or secretary and shall state the date, time and place of the meeting and the purpose or purposes for which it is requested.'"

     Aquent believes that authorizing shareholders who own 10% or more of the Company's stock to call special meetings of shareholders will afford shareholders the opportunity to hold the Board accountable for its actions at any time of the year, not just once a year at the Annual Meeting. Aquent therefore urges you to approve the proposed by-law amendment.

     Among other things, shareholders might seek to introduce corporate governance proposals or consider changing the composition of the Board more frequently than once a year, through the removal of incumbent directors and/or enlargement of the Board and the election of new directors to fill the resulting vacancies. Such action could be taken if the shareholders believed that the incumbent directors were not fulfilling their fiduciary duty to consider attractive acquisition proposals, or were otherwise acting out of selfish motives or seeking to entrench themselves in power. Aquent has not at present determined whether to take any particular actions that it might take at such a special meeting but it reserves its rights as a shareholder to take any such actions.

     The Board, which is elected by the shareholders, should listen and be receptive to requests for special meetings by shareholders having a significant interest in the Company in order to give prompt and timely consideration to matters that shareholders deem important to their interests and not be required to wait until the next annual meeting, since the lapse of time could be very detrimental.

     Under New York law and the Company's charter and by-laws, most actions that can be taken by the shareholders at a special meeting without the concurrence of the Board require approval by the holders of a majority of those shares which are voted at the meeting, not by an absolute majority of the outstanding shares. It therefore seems illogical and unnecessary to require that an absolute majority of all outstanding shares be mobilized merely to call a meeting.

Interests of Aquent

     Except for its belief that a revitalized Board will be more likely to consider any acquisition offers for the Company that Aquent may make, or as otherwise disclosed in this Proxy Statement (including the Appendices hereto), none of the Aquent Nominees, Aquent or any of their affiliates or associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

     Aquent reserves the right to make, withdraw or repropose acquisition proposals at any time and on terms which may differ from the proposal it is currently making.


Other Matters to be Considered at the Annual Meeting

     The Company's Board has sent you management's proxy statement discussing, in addition to the election of directors, other matters that may properly come before the Annual Meeting. Aquent intends to refrain from voting on any such matter and is not soliciting proxies with respect to any such matter. If, however, any other matters, not referred to in management's proxy statement, properly come before the meeting, the persons named in the enclosed form of proxy will vote such proxies in accordance with their judgment on such matters. Note that it will not be possible to use the GOLD proxy card to vote on the election of Messrs. Berry and Marano, who have been nominated by the Board, or on other proposals submitted by management seeking approval of various proposed employee benefit plans.

                      VOTING OF PROXIES AND RELATED MATTERS

Voting of Proxies

     All properly executed and unrevoked proxies that are received in time for the meeting will be voted at the meeting or any adjournment thereof in accordance with any specifications therein, or if no specifications are made, will be voted "FOR" the election of the named nominees as directors and "FOR" approval of the proposal to amend the Company's by-laws to authorize special shareholders meetings to be called by the holders of 10% or more of the Company's outstanding common stock.

Required Votes


     Directors are elected by plurality vote, with abstentions, withheld votes and broker non-votes not counting as voting for or against any nominee. Any other matter to be voted on at the meeting will require, for approval, the affirmative vote of a majority of the shares of common stock voting on the proposal, with abstentions and broker non-votes not counting as voting for or against the proposal.


Revocation of Proxies

     Any person giving a proxy may revoke it by written notice to the Company at any time prior to exercise of the proxy. A person present at the meeting may withdraw his or her proxy by voting in person.

     Submission of a properly executed GOLD proxy card will revoke all prior proxy cards, including any white proxy cards which solicit a proxy in favor of management with respect to such matters.

              SHARES OF THE COMPANY HELD BY AQUENT AND ITS NOMINEES


     The following table sets forth, as of April   , 2003, the number and
percentage of outstanding shares of Common Stock beneficially owned by Aquent and each of the Aquent Nominees:



    Name of             Number of Shares     Percentage of Shares
Beneficial Owner     Beneficially Owned(1)    Beneficially Owned
-------------------  ---------------------   --------------------
Aquent LLC                1,101,000(2)             3.6%
Karl L. Meyer                     0                 --

Robert A. Trevisani


All above parties in the aggregate:  1,101,000       3.6%


----------
1. None of such persons holds options to purchase shares of Common Stock. None of such persons holds any shares of record but not beneficially.

2. The power to vote or dispose of such shares is shared by John H. Chuang, Steven M. Kapner and Mia M. Wenjen, who are officers and directors of Aquent LLC.



Management's proxy statement sets forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person known by the Company to own more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the five most highly paid executive officers of the Company and (iv) all executive officers and directors of the Company as a group, and reference is made thereto for such information.

                            SOLICITATION AND EXPENSES


     In addition to the use of the mails, proxies may be solicited by personal interview, telephone, telegram and the internet by managers, officers and other employees of Aquent who will not be specially compensated for these services. Aquent has engaged MacKenzie Partners, Inc. to serve as a proxy solicitor. Approximately 30 persons will be utilized by MacKenzie Partners, Inc. in its solicitation efforts, which may be made by telephone, facsimile, telegram or the internet, or by personal interview. Aquent will pay Mackenzie Partners, Inc. a fee of up to approximately $100,000 and will reimburse MacKenzie Partners, Inc. for its reasonable out-of-pocket expenses. The entire expense of preparing, assembling, printing and mailing this proxy solicitation and related materials and the cost of soliciting proxies will be borne by Aquent. Although no precise estimate can be made at the present time, Aquent currently estimates that the total expenditures relating to the proxy solicitation incurred by Aquent may be approximately $350,000 (exclusive of possible litigation), of which approximately $50,000 has been incurred to date. Aquent has also agreed to indemnify its nominees and MacKenzie Partners, Inc.
against certain liabilities. See 'ELECTION OF DIRECTORS--AQUENT'S NOMINEES.'


     Aquent will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held of record by such brokers, nominees, custodians and other fiduciaries. Aquent will reimburse such persons for their reasonable expenses in connection therewith.

     To the extent legally permissible, Aquent will seek reimbursement from the Company for the costs of this solicitation. Aquent does not currently intend to submit approval of such reimbursement to a vote of shareholders of the Company at a subsequent meeting unless required by law.

                              SHAREHOLDER PROPOSALS

     Proposals of shareholders intended to be presented at the annual meeting to be held in 2004 must be received by the Company no later than December 10, 2003, to be included in the proxy materials for such meeting. The Company has stated publicly that proxies solicited by the Board of Directors for the 2004 Annual Meeting may be voted at the discretion of the persons named in management's proxy statement for that meeting, or their substitutes, with respect to any shareholder proposal not included in the Company's proxy statement if the Company does not receive notice of such proposal on or before March 1, 2004.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained herein regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby, including due to risk factors listed from time to time in Computer Horizons' reports and filings with the Securities and Exchange Commission.

                                OTHER INFORMATION


     Reference is made to management's proxy statement for additional information regarding the Company, the Annual Meeting and management's proposals, nominees for election as directors (including those four nominees for whom the proxies named in Aquent's GOLD proxy card intend to vote, the beneficial owners of more than 5% of the Company's voting securities and stock ownership of officers and directors.


     Aquent does not make any representation as to the accuracy or completeness of the information contained in management's proxy statement or in the Company's Annual Report.

                                                             PRELIMINARY COPIES

                                      PROXY

                             COMPUTER HORIZONS CORP.
                         ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 14, 2003
                              10:00 A.M. LOCAL TIME
                 THIS PROXY IS SOLICITED ON BEHALF OF AQUENT LLC
                     IN OPPOSITION TO THE BOARD OF DIRECTORS
                        OF COMPUTER HORIZONS CORPORATION

The undersigned appoints John H. Chuang, Steven M. Kapner and Mark H. Harnett, and each of them acting individually, as proxy or proxies of the undersigned with full power of substitution to vote all shares of stock which the undersigned would be entitled to vote if the undersigned were personally present at the Annual Meeting of Shareholders of COMPUTER HORIZONS CORP. to be held at the Hanover Marriott, 1401 Route 10 East, Whippany, NJ on Wednesday, May 14, 2003 at 10:00 A.M. and any adjournment thereof. The undersigned hereby expressly revokes any and all previous proxies with respect to the matters covered by this proxy.

            PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY
                      IN THE ENCLOSED POSTAGE-PAID ENVELOPE

       (Continued, and to be marked, dated and signed, on the other side)

--------------------------------------------------------------------------------

             COMPUTER HORIZONS CORP. - ANNUAL MEETING, MAY 14, 2003

YOUR VOTE IS IMPORTANT!
PROXY MATERIALS ARE ALSO AVAILABLE ON-LINE AT:
[________________]

                 PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

           AQUENT LLC RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSALS.

                                                        PLEASE MARK YOUR
                                                        VOTES AS INDICATED  [X]
                                                        IN THIS EXAMPLE

     ELECTION OF DIRECTORS
     Aquent Nominees

1.   The election as directors of Karl L. Meyer     FOR    WITHHOLD   FOR ALL
     and Robert A. Trevisani (except as marked      [ ]      [ ]     EXCEPT
     to the contrary below):                                          [ ]

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE OF AQUENT LLC, MARK "FOR ALL EXCEPT" AND WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED
BELOW:


________________________________________________________________________________


2. Aquent LLC intends to use this proxy to vote for persons who have been nominated by the Company to serve as directors, other than the Company nominees listed below. You may withhold authority to vote for one or more additional Company nominees, by writing the name of the nominee(s) below. You should refer to the proxy statement and form of proxy distributed by the Company for the names, background, qualifications and other information concerning the Company's nominees.

     Rules promulgated under the Securities Exchange Act of 1934 require us state that there is no assurance that any of the Company's nominees will serve as directors if any of Aquent LLC's nominees are elected to the Board.

     Company nominees with respect to whom Aquent LLC is NOT seeking authority to vote for and WILL NOT exercise any such authority:

     Thomas J. Berry        Rocco J. Masano

     Write in below the names of any additional company nominees for which authority to vote is withheld:


________________________________________________________________________________

3.   To approve an amendment to the Company's       FOR    AGAINST    ABSTAIN
     by-laws proposed by Aquent LLC                 [ ]      [ ]        [ ]
     authorizing shareholders meetings to be
     called by the holders of 10% or more of
     the Company's outstanding stock

     THIS PROXY GRANTS DISCRETIONARY AUTHORITY TO VOTE (I) FOR AN ALTERNATIVE NOMINEE IF EITHER OF THE FIRST TWO NOMINEES FOR DIRECTOR LISTED IN ITEM 1 ABOVE IS UNABLE OR UNAVAILABLE TO SERVE AS A DIRECTOR (UNLESS AUTHORITY TO VOTE FOR ALL NOMINEES OR FOR THE PARTICULAR NOMINEE WHO CEASES TO BE A CANDIDATE IS WITHHELD) AND (II) UPON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" ITEMS 1 AND 2.

THIS PROXY IS SOLICITED ON BEHALF OF AQUENT LLC.

Please be sure to sign and date this Proxy in the    Date: _____________________
box below.


--------------------------------------------------------------------------------
Stockholder sign above                     Co-holder (if any)       Sign above

Signature(s) should agree with name(s) printed hereon. Please correct any errors in address shown. If signing in representative capacity include full title. Proxies by a corporation should be signed in its name by an authorized officer. Where stock stands in more than one name, all holders of record should sign.

                               PLEASE ACT PROMPTLY
                     SIGN, DATE & MAIL YOUR PROXY CARD TODAY

                   APPENDIX I TO PROXY STATEMENT OF AQUENT LLC

                           SUPPLEMENTAL INFORMATION


     Aquent LLC, a Delaware limited liability company, is the record holder of 100 shares of the Company's common stock and the beneficial owner of an additional 1,100,900 shares of such stock. 99.8% of the equity interest in Aquent is held beneficially and of record by Aquent, Inc., a Massachusetts corporation ("Aquent, Inc."). the Equity of Aquent, Inc. is held by John H. Chuang, Steven M. Kapner and Mia M. Wenjen.

     Under applicable regulations of the Securities and Exchange Commission, Aquent, Aquent, Inc., the members of Aquent's Board of Directors, Aquent's executive officers and Aquent's nominees to the Company's Board of Directors may be deemed to be participants in the solicitation of proxies from the Company's other shareholders in favor of the election of the two Aquent Nominees and adoption of the proposed by-law amendment.


  Shares of Common Stock Acquired by Aquent

    Date                       Number of Shares

  8/5/2002                          27,500
  8/7/2002                           8,000
  8/8/2002                          50,000
 8/12/2002                          10,000
 8/13/2002                           8,500
 8/14/2002                           5,000
  9/3/2002                           5,000
 9/20/2002                           9,000
 9/30/2002                          20,000
10/10/2002                           8,200
10/11/2002                           3,500
10/14/2002                          45,000
10/15/2002                          15,000
10/16/2002                          20,000
10/21/2002                          10,000
10/22/2002                          22,000
10/23/2002                           2,000
10/25/2002                          16,000
12/19/2002                          48,800
12/20/2002                           1,500
12/23/2002                           1,600
12/24/2002                           7,100
12/26/2002                           2,800
12/27/2002                           1,600
  1/7/2003                          48,100
  1/8/2003                          28,800
 1/14/2003                             100
 1/17/2003                           8,900
 1/21/2003                           2,300
 1/22/2003                           8,900
 1/23/2003                           7,100
 1/24/2003                          15,100
 1/27/2003                          22,800
 1/28/2003                          13,000
 1/29/2003                           8,900

    Date                       Number of Shares

 1/30/2003                          15,900
 1/31/2003                          19,600
  2/3/2003                          13,900
  2/4/2003                          10,800
  2/5/2003                          13,900
  2/6/2003                          19,100
  2/7/2003                          25,400
 2/10/2003                           8,000
 2/11/2003                          20,500
 2/12/2003                          18,600
 2/13/2003                          47,100
 2/14/2003                           6,600
 2/18/2003                          40,300
 2/19/2003                          11,900
 2/20/2003                          16,600
 2/21/2003                          12,500
 2/24/2003                           3,600
 2/25/2003                           6,600
 2/26/2003                          22,400
 2/27/2003                          10,000
 3/19/2003                           5,300
 3/26/2003                           5,000
 3/27/2003                          25,000
 3/28/2003                          45,600
  4/2/2003                          23,000
  4/4/2003                          12,700
  4/8/2003                          38,600
  4/9/2003                          14,600
 4/10/2003                          13,800
 4/11/2003                          61,700
 4/14/2003                             300

  TOTAL                          1,101,000
                                      3.6%

   Shares of Common Stock Sold by Aquent

    Date                       Number of Shares

   None                         Not Applicable

       Persons Who May be Deemed to be Participants in Addition to Aquent

1.   Name of Person: John H. Chuang

     Business Address: c/o Aquent LLC, 711 Boylston Street, Boston, MA 02116

     Present Occupation: CEO of Aquent

     Shares of Common Stock of the Company Beneficially Owned: None(1)

     Shares of Common Stock Owned of Record: None

     Shares of Common Stock Purchased and Sold Within the Past Two Years:

         Date                Purchased or Sold               Number of Shares
         ----                -----------------               ----------------
     NONE


(1) Exclusive of 1,101,000 shares owned by Aquent LLC, the power to vote or dispose of which is shared by John H. Chuang, Steven M. Kapner and Mia M. Wenjen


2.   Name of Person: Steven M. Kapner

     Business Address: c/o Aquent LLC, 711 Boylston Street, Boston, MA 02116

     Present Occupation: Director of Aquent

     Shares of Common Stock of the Company Beneficially Owned: None(1)

     Shares of Common Stock Owned of Record: None

     Shares of Common Stock Purchased and Sold Within the Past Two Years:

         Date                Purchased or Sold               Number of Shares
         ----                -----------------               ----------------
     NONE


(1) Exclusive of 1,101,000 shares owned by Aquent LLC, the power to vote or dispose of which is shared by John H. Chuang, Steven M. Kapner and Mia M. Wenjen


3.   Name of Person: Mia M. Wenjen

     Business Address: c/o Aquent LLC, 711 Boylston Street, Boston, MA 02116

     Present Occupation: Director of Aquent

     Shares of Common Stock of the Company Beneficially Owned: None(1)

     Shares of Common Stock Owned of Record: None

     Shares of Common Stock Purchased and Sold Within the Past Two Years:

         Date                Purchased or Sold               Number of Shares
         ----                -----------------               ----------------
     NONE


(1) Exclusive of 1,101,000 shares owned by Aquent LLC, the power to vote or dispose of which is shared by John H. Chuang, Steven M. Kapner and Mia M. Wenjen


4.   Name of Person: Nunzio Domilici

     Business Address: c/o Aquent LLC, 711 Boylston Street, Boston, MA 02116

     Present Occupation: CFO of Aquent

     Shares of Common Stock of the Company Beneficially Owned: None (1)

     Shares of Common Stock Owned of Record: None

     Shares of Common Stock Purchased and Sold Within the Past Two Years:

         Date                Purchased or Sold               Number of Shares
         ----                -----------------               ----------------
     NONE


(1) Exclusive of 1,101,000 shares owned by Aquent LLC, the power to vote or dispose of which is shared by John H. Chuang, Steven M. Kapner and Mia M. Wenjen



5.   Name of Person: Karl L. Meyer


     Business Address: Ermis Maritime Holdings Limited, 60 Arch St., Greenwich, CT 06830

     Present Occupation: Private Investor; Chief Executive Officer of Ermis

     Shares of Common Stock of the Company Beneficially Owned: None

     Shares of Common Stock Owned of Record: None

     Shares of Common Stock Purchased and Sold Within the Past Two Years:

         Date                Purchased or Sold               Number of Shares
         ----                -----------------               ----------------
     NONE


6.   Name of Person: Robert A. Trevisani

     Business Address: Gadsby & Hannah LLP, 225 Franklin St., Boston, MA 02110

     Present Occupation: Attorney

     Shares of Common Stock of the Company Beneficially Owned: None

     Shares of Common Stock Owned of Record: None

     Shares of Common Stock Purchased and Sold Within the Past Two Years:

         Date                Purchased or Sold               Number of Shares
         ----                -----------------               ----------------
     NONE

None of the shares of Common Stock owned by Aquent LLC were purchased with borrowed funds. No associate of the persons who may be deemed to be participants in such solicitation beneficially owns any securities of the Company and no person who may be deemed to be a participant owns any securities of any parent or subsidiary of the Company or is, or was within the past year, a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company.

As described in the proxy statement, Aquent is interested in discussing the possibility of an acquisition of the Company by Aquent. Except as previously indicated in this Proxy Statement, no participant or associate of any participant in the proxy solicitation has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates (except that Aquent has discussed with Nicholas Lento, an employee of Aquent, the possibility of his becoming an executive officer of the Company following an acquisition of the Company by Aquent) or with respect to any future transactions to which the Company or its affiliates will or may be a party, nor is any such person a party adverse to the Company in any legal proceeding, and none of such persons has a material interest adverse to the Company in any such proceeding.

Aquent's nominees, if elected, will be compensated for their services as directors. The Company's current compensation arrangements for directors are described in management's proxy statement. Aquent will indemnify its nominees against certain liabilities which may arise in connection with their candidacy as directors. See 'ELECTION OF DIRECTORS--AQUENT'S NOMINEES'.